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FIDELITY MANAGEMENT & RESEARCH COMPANY Finance & Business Analysis

MEMORANDUM

DATE: March 7, 2008

TO: Kimberley H. Monasterio, President and Treasurer of Gold Portfolio

FROM: JS Wynant, Vice President and Treasurer of FMR Co.

RE: Waiver of Management Fee

Gold Portfolio

Please be advised that in connection with the annual registration statement for Gold Portfolio (the "Fund"), FMR Co. has agreed to contractually waive the Fund's management fee in an amount equal to the management fee paid to FMR by the Subsidiary. The Subsidiary pays FMR a fee at an annual rate of 0.30% of its net assets. This arrangement may not be discontinued by FMR as long as its contract with the Subsidiary is in place.

/s/ JS Wynant
JS Wynant
Vice President and Treasurer